Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Braun, Jerry	2. Issuer Name and Ticker or Trading Symbol NEW YORK HEALTH CARE, INC. (NYHC, NYH,)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) President
(Last) (First) (Middle) 932 East 29th Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/30/2002
(Street) Brooklyn, NY 11210		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $.01 par value	10/15/2001		G		15,000	D		815,498	D
Common Stock	12/30/2002		G		55,000	D		750,498	D
Common Stock	01/03/2003		J	v	(f)			500,332	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Class A Convertible Preferred Stock			01/03/2003	J				08/06/1998		Common Stock	120,000	$225,000	120,000	D
Class A Convertible Preferred Stock			01/03/2003	J				07/29/1999		Common Stock	27,594	37,500	27,594	D
Non-qualified stock option	$3.00/sh.		01/03/2003	J				03/27/1996	03/31/2001	Common Stock	62,500		62,500	D
Incentive stock option	$1.788/sh.		01/03/2003	J				12/02/1998	06/01/2003	Common Stock	36,667		36,667	D
Non-qualified stock option	$1.625/sh.		01/03/2003	J				12/02/1998	06/01/2008	Common Stock	36,667		36,667	D
Incentive stock option	$1.0318/sh.		01/03/2003	J				06/23/1999	12/23/2003	Common Stock	23,333		23,333	D
Non-qualified stock option	$.93/sh.		01/03/2003	J				06/23/1999	12/23/2008	Common Stock	23,333		23,333	D
Incentive stock option	$.6875		01/03/2003	J				05/12/2000	05/11/2004	Common Stock	33,333		33,333	D
Non-qualified stock option	$.625/sh.		01/03/2003	J				05/12/2000	12/23/2009	Common Stock	33,333		33,333	D
Incentive stock option	$.55/sh.		01/03/2003	J				07/10/2000	07/09/2005	Common Stock	66,667		66,667	D
Non-qualified stock option	$.50/sh.		01/03/2003	J				07/10/2000	07/09/2010	Common Stock	66,667		100,000	D
Incentive stock option	$.6534	01/02/2001	01/03/2003	J		100,000		07/02/2001	01/01/2006	Common Stock	66,667		66,667	D
Non-qualified stock option	$.594	01/02/2001	01/03/2003	J		100,000		07/02/2001	01/01/2011	Common Stock	66,667		66,667	D
Explanation of Responses:

(f) The holdings of the reporting person have been adjusted to reflect the 1 - for - 1.5 reverse stock split of all outstanding shares of common stock which became effective January 3, 2003.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Jerry Braun **Signature of Reporting Person	01/03/2003 Date
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